FOR IMMEDIATE RELEASE	December 5, 2023

Micromem Announces Proposed Private Placement

Toronto, Ontario and New York, New York, December 5, 2023- Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) announces the intention to proceed with a non-brokered private placement (the "Private Placement")  by issuing common shares at CDN$0.06 per share and/or convertible debenture(s), bearing an interest rate of twelve percent (12%) per annum compounded daily, with a conversion option at CDN$0.07 per share and maturing in 12 months.  The gross proceeds to be raised in this Private Placement would be up to CDN$150,000 provided that the Company may decide in its sole discretion to increase the size of the offering by up to 50%. Micromem intends to use the proceeds raised through the Private Placement for working capital, including paying outstanding debt. All securities to be issued pursuant to the Private Placement will be subject to a four-month holding period. The Private Placement remains subject to final regulatory approvals. Micromem will no longer proceed with the financing announced in the news release issued on November 7, 2023.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued: 512,945,319

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com